Mail Stop 6010

June 22, 2007

VIA U.S. MAIL and FACSIMILE 852-2691-1724

Cathy Kit Teng Pang
Director of Finance
Unit 1106-1110
11/F, Star House
3 Salisbury Road
Tsimshatsui
Kowloon, Hong Kong

     RE: Bonso Electronics International Inc.
             Form 20-F for the fiscal year ended March 31, 2006
             Filed September 29, 2006
             File No. 000-17601

Dear Ms. Kit Teng Pang:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant